As filed with the Securities and Exchange Commission on December 12, 1997


                                                      Registration No. 811-08551



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM N-8B-2





                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                     WHICH ARE CURRENTLY ISSUING SECURITIES



                         Pursuant to Section 8(b) of the

                         Investment Company Act of 1940



                           Pioneer Independence Plans
                           --------------------------

                         (Name of Unit Investment Trust)



          ___ Not the issuer of periodic payment plan certificates.


          _X_ Issuer of periodic payment plan certificates.

I.   ORGANIZATION AND GENERAL INFORMATION

     1.

          (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                    Name: Pioneer Independence Plans (hereinafter referred to as the "Trust" or "Plans")

                    Internal Revenue Service Employer Identification Number: The Trust's depositor has applied for the Trust's Employer Identification Number

          (b) Furnish title of each class or series of securities issued by the Trust.

                    Pioneer Independence Plans

     2. Furnish name and principal business address and ZIP Code and the Internal Revenue Employer Identification Number of each depositor of the Trust.

          Name:     Pioneer Funds Distributor, Inc.

          Address:  60 State Street
                    Boston, MA  02109-1820

          Internal Revenue Service Employer Identification Number:  04-3042318

          Pioneer  Funds  Distributor,  Inc.  is  the  depositor,  as defined in
          Section 27 of the Act, and is hereinafter referred to as the "Sponsor."

     3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the Trust indicating for which class or series of securities each custodian or trustee is acting.

          Custodian:     [_________________________________]

          Address:       [_________________]
                         [____], [_______]

          Internal Revenue Service Employer Identification Number:  []-[_____]

          [_____________________________________]  is  acting  as custodian (the
          "Custodian") for Pioneer Independence Plans.

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     4.   Furnish  name  and  principal  business  address  and ZIP Code and the
          Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the Trust.

          See response to Item 2.

     5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the Trust.

          The Commonwealth of Massachusetts

     6.

          (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the Trust was organized and issued or proposes to issue securities:

                    Individual agreements (the Plans) will be entered into with Plan investors (hereinafter referred to as "Planholders"). A Plan represents an agreement among the Planholder, the Sponsor, and the Custodian under which amounts invested (after deduction of a front-end sales load (the "Creation and Sales Charge") and other fees) are used to purchase shares of the Pioneer Independence Fund (the "Fund") at net asset value.

          (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the Trust are held by the Custodian or trustee.

                    Custodian agreement, dated ________ __, 199_ (the "Custodian Agreement"), between the Custodian and the Sponsor. See Item 20(b) for termination provisions.

     7. Furnish in chronological order the following information with respect to each change of name of the Trust since January 1, 1930. If the name has never been changed, so state.

          The name of the Trust has never been changed.

     8.   State the date on which the fiscal year of the Trust ends.

          December 31.

     MATERIAL LITIGATION

     9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the Trust by reason of the nature of the claim or the amount thereof, to which the Trust, the depositor, or the principal underwriter is a party or of which the assets of the Trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

          None.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

     GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

     10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the Trust:

          (a)       Whether the securities are of the registered or bearer type.

                    Registered.

          (b) Whether the securities are of the cumulative or distributive type.

                    Distributive.

          (c) The rights of security holders with respect to withdrawal or redemption.

                    The sections entitled "Partial Withdrawal or Redemption Without Termination of the Plan," "Systematic Withdrawal Program," "Cancellation and Refund Rights" and "Termination of a Plan by the Planholder and Withdrawal of Shares" under the caption "Rights and Privileges of Planholders" in the prospectus contained in the Trust's registration statement on Form S-6 (the "Prospectus"), filed with the Commission on December 12, 1997 (Accession No. 0001016964-97-000166),
                    are incorporated herein in response to this item.

          (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                    The sections entitled "Partial Withdrawal or Redemption Without Termination of the Plan," "Replacements of Partial Withdrawals," "Systematic Withdrawal Program," "Cancellation and Refund Rights," "Termination of a Plan by the Planholder and Withdrawal of Shares," "Replacement Privilege on Termination" and "Transfer or Assignment of Rights in a Plan" under the caption "Rights and Privileges of Planholders" in the Prospectus are incorporated herein in response to this item.

          (e) If the Trust is the issuer of periodic payment plan certificates, state the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                    A Plan may be terminated by the Custodian or Sponsor if a Planholder fails to make investments under his or her Plan for a period of 12 consecutive months or if Fund shares are not available and a substitution is not made.

                    The text under the caption "Termination of a Plan by the Sponsor or Custodian" and the sections entitled "Replacements of Partial Withdrawals" and "Replacement
                    Privilege on Termination" under the caption "Rights and Privileges of Planholders" in the Prospectus are also incorporated herein in response to this item.

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the Trust's securities or the underlying securities and the relationship of such persons to the Trust.

                    Investments   under  a  Plan  will  not  constitute   direct
                    ownership of Fund shares, but rather an interest in a custodial arrangement which will have direct ownership of the Fund's shares on behalf of each Planholder. Planholders have only a beneficial interest in the underlying shares of the Fund. A Planholder will, however, retain full voting rights with respect to such underlying shares of the Fund.

                    The section entitled "Voting Rights in Fund Shares" under The caption "Rights and Privileges of Planholders" in the Prospectus is also incorporated herein in response to this item.

          (g) Whether security holders must be given notice of any change in:

                    (1)       The composition of the assets in the Trust.

                              Planholders must be notified of any substitution of the Plan's underlying investment.

                              The text under the caption "Substitution of the Underlying Investment" in the Prospectus is also incorporated herein in response to this item.

                    (2) The terms and conditions of the securities issued by the Trust.

                              A Plan is established in the name of the Planholder at the time of issuance and constitutes an individual agreement among the Planholder, the Sponsor and the Custodian. No agent or other person has the authority to modify, alter or otherwise change the terms of the Plan or to bind the Sponsor, the Custodian or the issuer of Fund shares by any statement, written or oral, not contained in the Prospectus.

                              The terms and conditions of a Planholder's Plan may not be amended to adversely affect any material right of the Planholder without notice to, and consent of, the Planholder.

                              Notice  is  not required to be given as to changes
                              in   the    general   terms   and   conditions  of
                              subsequently issued Plans.

                    (3) The provisions of any indenture or agreement of the Trust.

                              The terms of the Custodian Agreement cannot be amended to adversely affect the rights and privileges of a Planholder without obtaining his or her written consent.

                    (4)       The   identity   of   the  depositor,  trustee  or
                              Custodian.

                              The Sponsor is not required to notify Planholders or seek their approval prior to replacing the Custodian, nor are there other Planholder notification provisions with respect to the identity of the Sponsor or the Custodian.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                    (1)       The composition of the assets of the Trust.

                              Before any substitution in the assets of the Trust can be effected, the Sponsor must, in addition to other requirements, submit written notice of the proposed substitution to each Planholder, giving a reasonable description of the substituted fund shares, disclosing that unless the Plan is surrendered within 30 days of the date of mailing such notice, the Planholder will be considered to have consented to the substitution and to have agreed to bear his or her pro rata share of expenses and taxes in connection with the substitution.

                    (2) The terms and conditions of the securities issued by the Trust.

                              The terms and conditions of a Planholder's Plan may not be adversely amended without consent. Consent is not required for changes in the general terms and conditions of subsequently issued Plans.

                    (3) The provisions of any indenture or agreement of the Trust.

                              See response to Item 10(g)(3).

                    (4)       The  identity   of   the   depositor,  trustee  or
                              Custodian.

                              Consent of Planholders is not required.

          (i) Any other principal feature of the securities issued by the Trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                    The sections entitled "Planholders May Qualify for Reduced Sales Charges," "Making Investments Ahead of Schedule to Complete a Plan Early," "Changing the Face Amount of Your Plan," "Extended Investment Option," "Dividends and Distributions" and "Statements, Reports and Notices" under the caption "Rights and Privileges of Planholders" in the Prospectus are also incorporated herein in response to this item.

     INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

     11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

          The Trust will invest in shares of the Fund, a diversified open-end management investment company which will file a Registration Statement on Form N-1A under the Act and the Securities Act of 1933, as amended.

          The investment objective of the Fund is to seek capital appreciation. The Fund will invest in a diversified portfolio of securities consisting primarily of common stocks.

     12. If the Trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

          (a)       Name of company.

                    Pioneer Independence Fund

          (b)       Name and principal business address of depositor.

                    Not applicable

          (c)       Name and principal business address of trustee or custodian.

                    Custodian:     Brown Brothers Harriman & Co.

                    Address:       40 Water Street
                                   Boston, MA 02205-9014

          (d)       Name   and   principal   business   address   of   principal
                    underwriter.

                    Name:     Pioneer Funds Distributor, Inc.

                    Address:  60 State Street
                              Boston, MA 02109-1820

          (e) The period during which the securities of such company have been the underlying securities.

                    Shares of the Fund will be the underlying securities from the date the Trust commences operations.

     INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

     13.

          (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the Trust's securities are subject:

                    (A)       the nature of such load, fee, expense or charge;

                              (1)       Principal Payments.

                                        Each Plan includes a Creation and  Sales
                                        Charge (a "front-end load" sales charge)
                                        equal to a maximum of  50%  of the first
                                        12 investments. The  effect of a "front-
                                        end  load"  is  that  if  a   Planholder
                                        terminates his or  her  Plan between the
                                        second   and   eighteenth  month,  total
                                        deductions  may amount to as much as 15%
                                        of the total Plan investments made up to
                                        that date and as much as 31.6% after  18
                                        months. However,  the  maximum  Creation
                                        and  Sales  Charge  for  a  15-year Plan
                                        is  only  3.33%  when  expressed  as   a
                                        percentage    of    the    total    Plan
                                        investments. Accordingly, a Plan is  not
                                        suited for short-term investments. These
                                        charges  are  deducted  from each of the
                                        first  12 monthly Plan investments.  For
                                        example, on a $100 a month Plan, $50  is
                                        deducted  from  each  of  the  first  12
                                        monthly Plan investments. After the 12th investment, Creation and Sales Charges no longer apply to subsequent monthly investments. Deductions will decrease proportionately on certain larger Plans.

                                        The Custodian is also entitled to deduct
                                        fees    for    certain    services    to
                                        Planholders.

                              (2)       Underlying Securities.

                                        The   Fund   pays  usual  and  customary
                                        expenses   in    connection   with   its
                                        operations, including, but  not  limited
                                        to, a management fee, distribution fees,
                                        custody expenses,  transfer agency fees,
                                        registration fees under securities laws,
                                        printing   expenses,   accounting    and
                                        brokerage   fees,   trustee   fees   and
                                        expenses and insurance costs.

                              (3)       Distributions.

                                        None.

                              (4)       Cumulated or Reinvested Distributions of
                                        Income.

                                        Dividends    and    distributions    are
                                        reinvested at net asset value.

                              (5) Redeemed or Liquidated Assets of the Trust's Securities.

                                        None.

                    (B)       the amount thereof;

                              (1)       Principal Payments.

                                        Relevant   information   including   the
                                        Creation and Sales Charge Tables and the
                                        hypothetical investment table  under the
                                        caption     "Plan     Investments    and
                                        Deductions"    in    the  Prospectus  is
                                        incorporated herein in response to this item.

                              (2)       Underlying Securities.

                                        Under its management contract  with  the
                                        Fund, the Fund's investment  adviser  is
                                        responsible for the  overall  management
                                        of    the    Fund's   business   affairs
                                        including, in  particular, the rendering
                                        of  investment  advisory  services.   As
                                        compensation    for    its    management
                                        services, the adviser is entitled to a management fee equal to 0.75% per annum of the Fund's average daily net assets.

                                        Under a service agreement with the Fund, the transfer agent acts as such for shareholders who have direct investments in the Fund. For providing its services the transfer agent is entitled to an annual fee of $22.75 per account. Under an agreement with the Fund, the Fund's custodian is compensated for holding the Fund's portfolio securities and other assets.

                                        The  expense  table  and  other relevant
                                        information from  the  section  entitled
                                        "Fund  Annual  Expenses  (After  Expense
                                        Limitation)"  under  the  caption  "Plan
                                        Investments   and   Deductions"  in  the
                                        Prospectus are also incorporated herein in response to this item.

                              (3)       Distributions.

                                        The Fund and the Sponsor reserve the right to deduct all or a portion of the Custodian's fees in the future.

                              (4)       Cumulated or Reinvested Distributions of
                                        Income.

                                        See Subitem 13(a)(B)(3).

                              (5) Redeemed or Liquidated Assets of the Trust's Securities.

                                        None.

                    (C) the name of the person to whom such amounts are paid and its relationship to the Trust;

                              (1)       Principal Payments.

                                        Such  amounts  are paid to Pioneer Funds
                                        Distributor,   Inc.   ("PFD" )  as   the
                                        Sponsor.

                              (2)       Underlying Securities.

                                        For the Fund, such amounts are  paid  to
                                        the  each  of  following   (relationship
                                        indicated):

                                        PFD (principal underwriter)

                                        Pioneering     Management    Corporation
                                        ("PMC") (investment adviser)

                                        Pioneering  Services Corporation ("PSC")
                                        (transfer agent)

                                        Brown     Brothers   Harriman   &    Co.
                                        (custodian)

                                        Each of PMC and PSC is a wholly owned subsidiary of The Pioneer Group, Inc. ("PGI"), a Massachusetts corporation. (The Sponsor [PFD] is an indirect wholly owned subsidiary of PGI.) PMC, PSC and PFD provide similar services for other Pioneer mutual funds and, in the case of PMC, other institutional accounts.

                              (3)       Distributions.

                                        Not applicable.

                              (4)       Cumulated or Reinvested Distributions of
                                        Income.

                                        Not applicable.

                              (5) Redeemed or Liquidated Assets of the Trust's Securities.

                                        Not applicable.

                    (D)       the  nature  of  the  services  performed  by such
                              person  in  consideration  for  such  load,   fee,
                              expense or charge.

                              (1)       Principal Payments.

                                        The Creation and Sales Charge is paid to
                                        the   Sponsor  as  compensation  for its
                                        services and costs in creating the Plans
                                        and arranging for  their administration,
                                        for making the  Fund shares available to
                                        Planholders at their net asset value and
                                        for   certain   selling    expenses  and
                                        commissions with respect to the Plans.

                                        Relevant information under  the  caption
                                        "Service Charges and Other  Fees" in the
                                        Prospectus is also incorporated herein in response to this item.

                              (2)       Underlying Securities.

                                        See Subitem(s) 13(a)(B)(2) and  13(a)(C)
                                        (2).

                              (3)       Distributions.

                                        Not applicable.

                              (4)       Cumulated or Reinvested Distributions of
                                        Income.

                                        Not applicable.

                              (5) Redeemed or Liquidated Assets of the Trust's Securities.

                                        Not applicable.

          (b) For each installment payment type of periodic payment plan certificate of the Trust, furnish the following information with respect to sales load and other deductions from principal payments.

                    See response to Subitem 13(a)(B)(1).

          (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the Trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                    See response to Subitem 13(a)(B)(1).

                    The sections entitled "Planholders May Qualify for Reduced Sales Charges" and "Changing the Face Amount of Your Plan" under the caption "Rights and Privileges of Planholders" in the Prospectus are also incorporated herein in response to this item.

          (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, Custodian or principal underwriter.

                    A Planholder's purchase price of the Fund's shares is subject, each time an investment is made, to the Fund's fluctuating net asset value as described in the Prospectus. Additionally, for the first 12 monthly Plan investments under a 15-year Plan, there is no other variation in
                    offering  price  for   Planholders   making   monthly   Plan
                    investments in amounts ranging from $50 to $1,250. The offering price is reduced proportionately for Planholders making monthly Plan investments in amounts ranging from $1,500 to $10,000 (i.e., those Planholders investing $10,000 on a monthly basis paying the lowest offering price under a 15-year Plan). Likewise, Planholders exercising the extended investment option (a 25-year Plan) may take advantage of proportionately lower offering prices for larger Plan denominations.

                    The subsections entitled "Purchasing Two or More Plans" and "Rights of Accumulation" under the caption "Rights and Privileges of Planholders" in the Prospectus are also incorporated herein in response to this item.

          (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the Trust or its securities.

                    Plans established as individual retirement accounts ("IRAs") are subject to an annual IRA custodial fee of $10 which is paid to PGI as IRA custodian. This annual fee will be deducted from the Plan unless a separate check is received in payment of the IRA custodial fee.

          (f) State whether the depositor, principal underwriter, Custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the Trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                    The Sponsor, Custodian, or any affiliated person thereof will not receive any profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the Plans or Fund shares.

          (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the Trust bear to the dividend and interest income from the Trust property during the period covered by the financial statements filed herewith.

                    Not applicable.

     INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

     14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the Trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          To start a Plan, prospective Planholders complete an application (the "Plan Application") indicating the monthly Plan investment amount. Because a Plan is specifically designed for regular monthly investing, Planholders are encouraged to invest through an automatic investment option such as military government allotment or a preauthorized check transaction (a "PACT"). A Planholder should complete the required forms and forward them to the Custodian to elect an automatic investment option.

          Also see response to Item 3(6)(a). A Plan is established in the name of the Planholder at the time of issuance and constitutes an individual agreement among the Planholder, the Sponsor and the Custodian, and a Planholder may terminate a Plan completely or partially at any time as described in the Prospectus.

     15. Describe the procedure with respect to the receipt of payments from purchasers of the Trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          Investments under a Plan are applied, after authorized deductions, to the purchase of Fund shares at net asset value. Also see response to
          Item 14.

     16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

          After making authorized deductions, the Custodian applies the remaining balance of the investment to the purchase of Fund shares for a Plan at the net asset value as of the end of the business day on which the Custodian receives the Plan's investment. The Custodian holds these shares in its custody, receiving any dividends and distributions. Fund returns and share prices fluctuate and, upon redemption, the value of the Fund shares held in a Plan may be more or less than the purchase price.

          The Sponsor may substitute the shares of another investment medium as the underlying investment for the shares of the Fund if it deems such action to be in the best interests of Planholders.

     17.

          (a)       Describe  the  procedure   with  respect  to  withdrawal  or
                    redemption by security holders.

                    See response to Item 10(c).

          (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the Trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                    The Custodian shall be required to accept requests for surrender and termination of an investor's interest in the Plans in accordance with the procedures set forth in
                    Item 10(c).

                    PFD is required to redeem the underlying securities on behalf of the Fund.

          (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                    If a Plan is terminated, that Plan is canceled and no further purchase payments may be made thereunder.

     18.

          (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the Trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                    Not applicable.

          (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                    All Fund dividends and distributions, after any applicable deductions, are reinvested on behalf of the Planholders automatically by the Custodian in additional shares of the Fund as of the payment date, at the net asset value determined on the ex-dividend date of the dividend or distribution, unless the Planholder elects to receive the dividends or distributions in cash.

          (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same. No reserves or special funds out of income or principal are currently anticipated.

          (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                    Not applicable.

     19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          The duties of the Custodian under the Custodian Agreement include recordkeeping related to the receipt of all investments from Planholders and income dividends and capital gains distributions on Fund shares, the processing of all authorized deductions therefrom and the purchase and retention of Fund shares for the Planholders' accounts. The Custodian has assumed only those obligations specifically imposed on it under the Custodian Agreement.

          For the first 18 months after the issuance of a Plan, the Custodian will mail to each Planholder a confirmation statement for each financial transaction as it occurs. Beginning after the 19th month, the Custodian may mail statements to Planholders quarterly. Each transaction confirmation statement, quarterly statement or other statement, as required, will state the price per share of the Fund shares purchased after applicable deductions and the total number of Fund whole and fractional shares held in the Planholder's account. Any notices, reports or documents required or authorized to be given or sent to a Planholder under the Prospectus will be conclusively deemed to have been given or sent upon mailing to the Planholder's address of record, and the date of such mailing shall be deemed the date of the giving of such notice.

          An appropriate notice regarding taxes will be sent to Planholders each year by the Custodian.

     20. State the substance of the provisions of any indenture or agreement concerning the Trust with respect to the following:

          (a)       Amendments to such indenture or agreement.

                    The Custodian Agreement, which may be amended from time to time as mutually agreed by the Sponsor and the Custodian, cannot be amended to adversely affect the rights and privileges of a Planholder without obtaining his or her written consent.

          (b)       The extension or termination of such indenture or agreement.

                    The obligation of the Custodian to accept any new Plan for custodianship shall terminate if the Sponsor: (1) fails to maintain an effective registration statement under the Securities Act of 1933, as amended, covering the issuance of the Plans; (2) fails to satisfy the requirements of the Act in connection with the issuance of the Plans; (3) has its membership in the National Association of Securities Dealers, Inc. or its registration as a broker-dealer under the Securities Exchange Act of 1934, canceled or revoked, or suspended for more than 120 days for any cause involving failure on the part of an executive officer or director to follow ethical standards or serious neglect of his or her duty to require representatives to follow such standards; or
                    (4) defaults in the performance of any other duty, covenant or agreement contained in the Custodian Agreement and such default shall remain unremedied for 30 days after written notice thereof shall have been given to the Sponsor by the Custodian (except with respect to clause (3), for which such remedy period shall be 120 days).

          (c) The removal or resignation of the trustee or Custodian, or the failure of the trustee or Custodian to perform its duties, obligations and functions.

                    The Sponsor shall have the right, upon at least 90 days' written notice to the Custodian, to substitute, as custodian, both under the Plans issued and still in force and/or under any Plan issued thereafter, whether such Plans are otherwise identical with that issued under the Custodian Agreement or not, any other bank or trust company having capital, surplus and undivided profits totaling at least $2,000,000.

                    The Sponsor also has the right, by giving written notice to the Custodian 90 days prior to the event, to assume such administrative functions with respect to the Plans as may be mutually agreed by the Sponsor and the Custodian.

                    The Custodian shall have the right to resign as custodian under any existing Plan at any time if either: (a) the securities and other property in which the funds of the Planholders are invested have been completely liquidated and the proceeds of such liquidation have been distributed to the Planholders or (b) a successor custodian that meets the qualifications discussed above and approved by the Sponsor has been designated by either the Sponsor or the resigning Custodian and the successor custodian has accepted such custodianship.

                    In addition, the Custodian shall have the right, upon at least 90 days' written notice to the Sponsor, to terminate its obligation to accept any new Plan for custodianship.

          (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                    Not applicable.

          (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                    The Custodian Agreement does not provide for the removal or resignation of the Sponsor or the failure of the Sponsor to perform its duties, obligations and functions.

          (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                    The Custodian Agreement does not provide for the appointment of a successor Sponsor.

     21.

          (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                    There are no such provisions in any indenture or agreement.

          (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or Custodian, or any affiliated person of the foregoing. The following items should be covered:

                    (1) The name of each person who makes such agreements or arrangements with security holders.

                              Not applicable.

                    (2)       The rate of interest payable on such loans.

                              Not applicable.

                    (3)       The period for which loans may be made.

                              Not applicable.

                    (4) Costs or charges for default in repayment at maturity.

                              Not applicable.

                    (5) Other material provisions of the agreement or arrangement.

                              Not applicable.

          (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or Custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                    Not applicable.

     22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, Trustee or Custodian, or any other party to such indenture or agreement.

          The Custodian Agreement provides in substance that the Sponsor shall at all times fully indemnify and hold harmless the Custodian and its successors from any and all liability and expense which may arise from the failure of the Sponsor to comply with any law, rule, regulation or order of the United States, any state or any other jurisdiction relating to the sale, registration or qualification of securities, provided that no claim against the Custodian which might be subject to indemnification shall be confessed, settled or compromised by the Custodian without the Custodian first having given 15 days' written notice to the Sponsor of the material facts and that following such notice the Sponsor shall have the right upon written demand to contest or defend such a claim in the name of the Custodian.

     23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the Trust, including the amount of coverage and the type of bond.

          The officers, directors and other employees of the Sponsor are bonded under a joint investment company blanket bond covering the Sponsor, PMC, PSC, the Pioneer mutual funds (including the Trust and the Fund) and certain other subsidiaries of PGI in the amount of $25,000,000.

     24. State the substance of any other material provisions of any indenture or agreement concerning the Trust or its securities and a description of any other material functions or duties of the depositor, trustee or Custodian not stated in Item 10 or Items 14 to 23 inclusive.

          None.

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

     ORGANIZATION AND OPERATIONS OF DEPOSITOR

     25. State the form of organization of the depositor of the Trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          The Sponsor is a corporation organized under the laws of the Commonwealth of Massachusetts on March 2, 1989.

     26.

          (a) Furnish the following information with respect to all fees received by the depositor of the Trust in connection with the exercise of any functions or duties concerning securities of the Trust during the period covered by the financial statements filed herewith:

                    Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                    (1)       The nature of such fee or participation.

                              The Fund has adopted a distribution plan in accordance with Rule 12b-1 under the Act pursuant to which certain distribution and service fees are paid to PFD. Under the distribution plan, the Fund reimburses PFD for its actual expenditures as follows: (i) a service fee to be paid to qualified broker-dealers and (ii) reimbursement to PFD for expenses incurred providing services to Fund shareholders, including the Plans, and supporting broker dealers in their efforts to provide such services. Expenditures under the distribution plan may not exceed on an annual basis 0.25% of the Fund's average daily net assets.

                    (2)       The name of the person making payment.

                              See response to Item 26(b)(1).

                    (3)       The   nature   of   the   services   rendered   in
                              consideration for such fee or participation.

                              See response to Item 26(b)(1).

                    (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                              Not applicable.

     27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that as depositor of the Trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the Trust, state the name or names of such company or companies, their relationship, if any, to the Trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

          The Sponsor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member in good standing of the National Association of Securities Dealers, Inc. The Sponsor is the principal underwriter for the following registered management investment companies, excluding the Trust and the underlying investment company:

          Pioneer International Growth Fund   Pioneer Real Estate Shares
          Pioneer World Equity Fund           Pioneer Short-Term Income Trust
          Pioneer Europe Fund                 Pioneer America Income Trust
          Pioneer Emerging Markets Fund       Pioneer Bond Fund
          Pioneer India Fund                  Pioneer Balanced Fund
          Pioneer Growth Trust                Pioneer Intermediate Tax-Free Fund
          Pioneer Mid-Cap Fund                Pioneer Tax-Free Income Fund
          Pioneer Growth Shares               Pioneer Money Market Trust
          Pioneer Small Company Fund          Pioneer Variable Contracts Trust
          Pioneer Fund                        Pioneer Interest Shares
          Pioneer II                          Pioneer Micro-Cap Fund

          The Sponsor is also the principal underwriter for the underlying investment company.

     OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

     28.

          (a) Furnish as at latest practicable date the following information with respect to the depositor of the Trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                    The Sponsor is a wholly owned subsidiary of PMC, which is a wholly owned subsidiary of PGI.

                    As at November 28, 1997.

          ----------------------------------------------------------------------
                                                   Nature of relationship or
          Name and principal                       affiliation with depositor
          business address                         of the Trust

          Pioneer Funds Distributor, Inc.          Not applicable
          Pioneering Management Corporation        Owner
          The Pioneer Group, Inc.                  Parent
          Cogan, John F., Jr.                      Chairman and Director
          Butler, Robert L.                        President and Director
          Tripple, David                           Director
          Steven M. Graziano                       Senior Vice President
          Stephen W. Long                          Senior Vice President
          Mary T. Kleeman                          Vice President
          Barry G. Knight                          Vice President
          William A. Misata                        Vice President
          Anne W. Patenaude                        Vice President
          Gail A. Smyth                            Vice President
          Constance D. Spiros                      Vice President
          David Zigas                              Vice President
          William H. Keough                        Treasurer
          Joseph P. Barri                          Clerk
          ----------------------------------------------------------------------

                    The principal business address of each of these individuals is 60 State Street, Boston, Massachusetts 02109-1820.

                    Ownership of all securities of the depositor: See response to Item 29.

                    Ownership of all securities of the Trust:  None.

                    Mr. Cogan has the power to vote 5% or more of the outstanding voting securities of PGI.
          ----------------------------------------------------------------------

          ----------------------------------------------------------------------

                    The information directly below pertains to each of John F. Cogan, Jr. and Joseph P. Barri:

                 Other companies of which each of the persons* named above
                       is presently an officer, director or partner
          ----------------------------------------------------------------------

          Name and principal      Nature of business       Nature of affiliation
          business address of     such other company       with such other
          such other company                               company

          Hale and Dorr           Law Firm                 Partner
          60 State Street
          Boston, MA  02109
          ----------------------------------------------------------------------

          *Exclude persons whose affiliation with the depositor arises solely by virtue of stock ownership (Section 2(a)(3)(A) of the Act).

          (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                    The management biographies under the caption "The Sponsor" in the Prospectus are incorporated herein in response to this item. If titles had changed, the most recent position is indicated. Each of the Sponsor's directors, senior vice presidents, treasurer and clerk has been employed by PGI or PFD for at least five years. Each of the Sponsor's vice presidents (except Mary Kleeman and Barry Knight) has also been employed by PGI or PFD for at least five years. Prior to January 1996, Ms. Kleeman was employed by MFS Fund Distributors as a project manager. From June 1993 to July 1994, Mr. Knight was a regional manager for Great Western Financial Securities, and prior to June 1993, he was the director of marketing and training for Barnett Securities, Inc.

     COMPANIES OWNING SECURITIES OF DEPOSITOR

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          As at November 28, 1997.

          ----------------------------------------------------------------------
          Name and principal business address:

          Pioneering Management Corporation and
          The Pioneer Group, Inc.
          60 State Street
          Boston, MA  02109-1820

          Nature of business:

          PGI and its subsidiaries are engaged in financial services businesses in the United States and several foreign countries and in a number of natural resource development projects. PMC directly owns all of the outstanding stock of the Sponsor.
          ----------------------------------------------------------------------

          ---------------------------------------------------------------------------------------------------------
                                        Ownership of all securities of the depositor
          ---------------------------------------------------------------------------------------------------------
          Title of class    Securities owned of record    Securities owned of record          Securities owned
                               which are also owned           which are not owned        beneficially which are not
                                   beneficially                  beneficially                  owned of record
                           ----------------------------- ------------------------------ ---------------------------
                              Amount       Percent of        Amount       Percent of        Amount       Percent of
                                              class                          class                          class

          Common Stock     100 shares        100%            None            0%             None            0%
          ---------------------------------------------------------------------------------------------------------

          CONTROLLING PERSONS

     30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

          None.

          COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR, COMPENSATION OF OFFICERS OF DEPOSITOR

     31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

                    Not applicable.

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

                    Not applicable.

          (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                    Not applicable.

     COMPENSATION OF DIRECTORS

     32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a)       The aggregate direct remuneration to directors

                    Not applicable.

          (b)       Indirect or through subsidiaries to directors

                    Not applicable.

     COMPENSATION TO EMPLOYEES

     33.

          (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                    Not applicable.

          (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, direct managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4 ) Others
                    (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                    Not applicable.

     COMPENSATION TO OTHER PERSONS

     34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the Trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

          Not applicable.

IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

     DISTRIBUTION OF SECURITIES

     35. Furnish the names of the states in which sales of the Trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

          (A)       None.

          (B) It is the Sponsor's intention to sell Plans in all states where it is lawful to do so.

          (C)       None.

     36. If sales of the Trust's securities have at any time since January 1, 1937 been suspended for more than a month describe briefly the reasons for such suspension.

          Sales of the Trust's securities have never been suspended.

     37.

          (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the Trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                    (1)       Name of officer, agency or body.

                              None.

                    (2)       Date of denial.

                              Not applicable.

                    (3)       Brief statement of reason given for denial.

                              Not applicable.

          (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the Trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                    (1)       Name of officer, agency or body.

                              None.

                    (2)       Date of revocation.

                              Not applicable.

                    (3)       Brief statement of reason given for revocation.

                              Not applicable.

     38.

          (a) Furnish a general description of the method of distribution of securities of the Trust.

                    Plans will be sold through registered representatives of broker-dealers who are members of the National Association of Securities Dealers, Inc. and who have entered into sales agreements with the Sponsor.

          (b) State the substance of any current selling agreement between each principal underwriter and the Trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                    The Sponsor will enter into sales agreements with the broker - dealers described above under which commissions ranging from 80% to 95% of the total Creation and Sales Charges will be paid to such broker-dealers.

          (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and over-riding commissions, territories, franchises, qualifications and revocations. If the Trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                    The dealer firm of record has proprietary rights to all commissions, including any service fees, earned from the Sponsor during the duration of a Plan. The dealer firm of record is under no obligation to transfer a Plan to another dealer firm as long as its dealer agreement with the Sponsor is still in effect; thus, a new dealer engaged by a Planholder may have no direct incentive to provide services with respect to the Plan. If the dealer firm of record chooses to release a Plan to a new dealer firm, the new dealer firm must first complete, sign and signature guarantee a release form that can be obtained from the Sponsor. The form must be returned and accepted by the Custodian.

     INFORMATION CONCERNING PRINCIPAL UNDERWRITER

     39.

          (a) State the form of organization of each principal underwriter of securities of the Trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                    See response to Item 25.

          (b)       State   whether   any   principal   underwriter    currently
                    distributing securities of the Trust is a member of the National Association of Securities Dealers, Inc.

                    See response to Item 27.

     40.

          (a) Furnish the following information with respect to all fees received by each principal underwriter of the Trust from the sale of securities of the Trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                    Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by each principal under-writer from any underlying investment company or any affiliated person or investment adviser of such company.

                    (1)       The nature of such fee or participation.

                              Not applicable.

                    (2)       The name of the person making payment.

                              Not applicable.

                    (3) The nature of the services rendered in considera-tion for such fee or participation.

                              Not applicable.

                    (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                              Not applicable.

     41.

          (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the Trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the Trust, state the name or names of such company or companies, their relationship, if any, to the Trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                    See response to Item 27.

          (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the Trust and furnish the name and residence address of the person in charge of such office.

                    Not applicable.

          (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the Trust were distributed for the last fiscal year of the Trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                    Not applicable.

     42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the Trust and with respect to each of the officers, directors or partners of such underwriter.

          Not applicable.

     43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the Trust or effecting transactions for the Trust in the portfolio securities of the Trust.

          Not applicable.

     OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

     44.

          (a) Furnish the following information with respect to the method of valuation used by the Trust for the purpose of determin-ing the offering price to the public of securities issued by the Trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                    (1) The source of quotations used to determine the value of portfolio securities.

                    (2) Whether opening, closing, bid, asked or any other price is used.

                    (3) Whether price is as of the day of sale or as of any other time.

                    (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    (5)       Other items which registrant adds to the net asset
                              value   in   computing   offering   price  of  its
                              securities.

                    (6)       Whether adjustments are made for fractions:

                              (i)       before adding distributor's compensation
                                        (load); and

                              (ii)      after  adding distributor's compensation
                                        (load).

                    The   response   to   Item  44(a)  is  omitted  pursuant  to
                    instruction in Form N-8B-2.

          (b) Furnish a specimen schedule showing the components of the offering price of the Trust's securities as at the latest practicable date.

                    Not applicable.

          (c) If there is any variation in the offering price of the Trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                    See response to Item 13(d).

     45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the Trust during the three fiscal years covered by the financial statements filed herewith:

          (a)       by whose action redemption rights were suspended.

                    Not applicable.

          (b) the number of days' notice given to security holders prior to suspension of redemption rights.

                    Not applicable.

          (c)       Reason for suspension.

                    Not applicable.

          (d)       Period during which suspension was in effect.

                    Not applicable.

     REDEMPTION VALUATION OF SECURITIES OF THE TRUST

     46.

          (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the Trust.

                    (1) The source of quotations used to determine the value of portfolio securities.

                    (2) Whether opening, closing, bid, asked or any other price is used.

                    (3) Whether price is as of the date of sale or as of any other time.

                    (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                    (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                    (6)       Whether adjustments are made for fractions.

                    The  response  to  Item   46( a ) is  omitted  pursuant   to
                    instruction in Form N-8B-2.

          (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the Trust's securities as at the latest practicable date.

                    Not applicable.

     PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

     47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underling securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

          The Trust will purchase only shares of the Fund at net asset value, as stated in Item 11. Procedures regarding the acquisition of Fund shares are described in Item 16. Relevant information under the captions "The Custodian" and "Substitution of the Underlying Investment" in the Prospectus are also incorporated herein in response to this item.

V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. Furnish the following information as to each trustee or Custodian of the Trust:

          (a)       Name and principal business address.

                    See response to Item 3.

          (b)       Form of organization.

                    The Custodian is a [___________].

          (c) State or other sovereign power under the laws of which the trustee or Custodian was organized.

                    [_______________________________].

          (d)       Name of governmental supervising or examining authority.

                    [___________________________________________________________
                    ____________________________].

     49. State the basis for payment of fees or expenses of the trustee or Custodian for services rendered with respect to the Trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

          For its services to Planholders and the Trust, the Custodian is entitled to a per-Plan fee as described in the Custodian Agreement.

     50. State whether the trustee or Custodian or any other person has or may create a lien on the assets of the Trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

          None.

VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

     51. Furnish the following information with respect to insurance of holders of securities:

          (a)       The name and address of the insurance company.

          (b) The types of policies and whether individual or group policies.

          (c)       The types of risks insured and excluded.

          (d)       The coverage of the policies.

          (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

          (f)       The terms and manner of cancellation and of reinstatement.

          (g) The method of determining the amount of premiums to be paid by holders of securities.

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

          (j) The substance of any other material provisions of any indenture or agreement of the Trust relating to insurance.

                    Subitems 51(a) through 51(j) are not applicable.

VII. POLICY OF REGISTRANT

     52.

          (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the Trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or Custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                    The Sponsor may substitute the shares of another investment medium as the underlying investment for shares of the Fund if it deems such action to be in the best interests of Planholders. Such substituted investment generally shall be comparable in character and quality to the Fund's shares and shall be registered with the Commission under the Securities Act of 1933, as amended. Before any substitution can be effected, the Sponsor must:

                    (A) to the extent required, obtain an order from the Commission approving such substitution under the provisions of Section 26(b) of the Act;

                    (B) submit written notice of the proposed substitution to the Custodian;

                    (C) submit written notice of the proposed substitution to each Planholder, giving a reasonable descrip-tion of the substituted fund shares, disclosing that unless the Plan is surrendered within 30 days of the date of mailing such notice, the Planholder will be considered to have consented to the substitution and to have agreed to bear his or her pro rata share of expenses and taxes in connection with the substitution; and

                    (D) provide the Custodian with a signed certificate stating that the required notice has been given to Planholders.

                    If a Plan account is not surrendered within 30 days from the date of such notice, the Custodian shall purchase the shares of the substituted fund for the Plan account with the proceeds of any Plan payments received from the Planholder and any dividends or distributions which may be reinvested for the Plan. If shares of the substituted fund are also to be substituted for the Fund shares already held, the Sponsor must arrange for the Custodian to be furnished, without pay-ment of a sales charge or fees of any kind, with shares of the substituted fund having an aggregate value equal to the value of the Fund shares for which they are to be exchanged.

                    If the Fund shares are not available for purchase for a period of 120 days or longer, and the Sponsor fails to substitute other shares, the Custodian may, but is not required to, select a substitute underlying investment or terminate the Pioneer Independence Plans. If the Custodian selects a substitute investment, it shall, to the extent required, first obtain an order from the Commission approving such substitution as specified above and then shall notify the Planholder, and if, within 30 days after mailing such notice, the Planholder gives written approval of the substitution and agrees to bear his or her pro rata share of actual expenses, including tax liability sustained by the Custodian, the Custodian may thereafter purchase such substituted shares. The Planholder's failure to give such written approval within the 30-day period shall give the Sponsor the authority to terminate the Plan.

                    If shares of the Fund are not available for purchase for a period of 120 days or longer, and neither the Sponsor nor the Custodian substitutes other shares, the Custodian shall have authority, without further action on its part, to terminate the Plans.

                    The underlying investment could change under certain other circumstances. For instance, the Fund could be reorganized with, or acquired by or merge with another entity, which would result in a Plan investing in the successor to any such transaction.

          (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial state-ments filed herewith:

                    (1)       Title of security.

                              Not applicable.

                    (2)       Date of elimination.

                              Not applicable.

                    (3)       Reasons for elimination.

                              Not applicable.

                    (4) The use of the proceeds from the sale of the eliminated security.

                              Not applicable.

                    (5)       Title of security substituted, if any.

                              Not applicable.

                    (6) Whether depositor, principal underwriter, trustee or Custodian or any affiliated person of the fore-going were involved in the transaction.

                              Not applicable.

                    (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                              Not applicable.

          (c) Describe the policy of the Trust with respect to the substitution and elimination of the underlying securities of the Trust with respect to:

                    (1)       the grounds for elimination and substitution;

                              See response to Item 52(a).

                    (2) the type of securities which may be substituted for any underlying security;

                              See response to Item 52(a).

                    (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                              Not applicable.

                    (4) whether such substituted securities may be the securities of another investment company; and

                              See response to Item 52(a).

                    (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                              See response to Item 52(a).

          (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the Trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                    None.

     REGULATED INVESTMENT COMPANY

     53.

          (a)       State the taxable status of the Trust.

                    The Trust itself will not pay any United States income tax. For federal income tax purposes, each Planholder is treated as directly owning the underlying Fund shares accumulated in his or her Plan account. Designated long - term capital gain distributions, which are automatically reinvested in additional Fund shares, are treated as long-term capital gains. The tax cost of the Fund shares acquired is the amount paid for those shares, including the Creation and Sales Charge.

                    The text under the caption "Taxes" in the Prospectus is also incorporated herein in response to this item.

          (b) State whether the Trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, and state its present intention with respect to such qualifications during the current taxable year.

                    The Trust has not completed its first taxable year end. The Trust presently intends to qualify as a regulated investment company.

VIII.     FINANCIAL AND STATISTICAL INFORMATION

     54. If the Trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:

          Not applicable.

     55. If the Trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registra-tion or at the approximate date of organization of the Trust.

          Not applicable.

     56. If the Trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installation payment type of periodic payment plan certificate currently being issued by the Trust.

          Not applicable.

     57. If the Trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the Trust.

          Not applicable.

     58. If the Trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

          Not applicable.

     FINANCIAL STATEMENTS

     59.  Financial Statements of the Trust.

          Not applicable.

          Financial Statements of the Depositor (see Exhibit D).

          Consolidated Balance Sheet at December 31, 1996

          Consolidated  Statement of Income for the year ended December 31, 1996

          Consolidated Statement of Changes in Stockholder's Equity for the year ended December 31, 1996

          Consolidated Statement of Cash Flows for the year ended December 31, 1996

          Notes to Consolidated Financial Statements at December 31, 1996

          Report of Independent Public Accountants at February 21, 1997

IX.  EXHIBITS

     EXHIBIT
     NUMBER                                      DESCRIPTION

     A.  (1)      Form of Custodian Agreement between Pioneer Funds Distributor,
                  Inc. and [____________________________________] (depositor and custodian, respectively)
         (2)      Not applicable
         (3)(a)   Form of Sponsorship Agreement for the registrant*
         (3)(b)   Form  of  Sales  Agreement between Pioneer  Funds Distributor,
                  Inc. and broker-dealers*
         (3)(c)   Schedules of Sales Commissions
         (4)      Not applicable
         (5)      Not applicable
         (6)      Certificate  of  incorporation  and by-laws  of  Pioneer Funds
                  Distributor, Inc.
         (7)      Not applicable
         (8)      Form   of   Underwriting   Agreement   between  Pioneer  Funds
                  Distributor,  Inc.  and  Pioneer Independence Fund (underlying security)
         (9)      Not applicable
         (10)     Form of investment application
     B.  (1)      Not applicable
         (2)      Not applicable
     C.           Not applicable
     D.           Financial statements of Pioneer Funds Distributor, Inc.
                  ---------------------------
                  *To be filed by amendment.

G:\EDGAR\PERIODIC\N8B.DOC

                                    SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the Registrant has caused this registration statement to be duly signed on behalf of the Registrant in the City of Boston and Commonwealth of Massachusetts on the 12th day of December, 1997.

                                  PIONEER INDEPENDENCE PLANS
                                  (Registrant)



                             By:  PIONEER FUNDS DISTRIBUTOR, INC.
                                  (Depositor)



                             By:  /s/ John F. Cogan, Jr.
                                  Name:    John F. Cogan, Jr.
                                  Title:   Chairman

Attest:  /s/ Joseph P. Barri
         Joseph P. Barri
         Clerk